Millipore Corporation

                                 Exhibit 12

         Computation of Ratio of Earnings from Continuing Operations to Fixed Charges

                               1990 thru 1994




                           1990     1991    1992    1993     1994

Earnings from continuing
operations                 $29,755 $35,920  $35,536  $48,998   $59,609


Add:   Provision for
       income taxes         13,629   14,570   10,317   14,225    17,306
       Fixed Charges         9,062   12,119   12,403   12,064     5,900

Earnings from continuing
operations before taxes
and fixed charges           52,446   62,609   58,256   75,287    82,815


Divided by Fixed charges     9,062   12,119   12,403   12,064     5,900

                              5.79     5.17     4.69     6.24     14.04



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